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Exhibit 99.2


Risks Related to Patent Litigation

    Patent Litigation. The biotechnology industry has been characterized by significant litigation and interference proceedings regarding patents, patent applications and other intellectual property rights, and many companies in the biotechnology industry have attempted to employ intellectual property litigation to gain or preserve a competitive advantage. For example, there has been substantial intellectual property litigation between suppliers of erythropoietin throughout the world.

    In April 1997, Amgen Inc. filed a civil action in the U.S. District Court in Massachusetts against the Company and Hoechst Marion Roussel, Inc. ("HMRI"), the Company's collaborative partner. The complaint in the action alleged that the Company's Gene Activation development program for the production of GA-EPO and processes for producing GA-EPO infringe on Amgen's U.S. Patent Numbers 5,547,933, 5,618,698, and 5,621,080 and requested that TKT and HMRI be enjoined from making, using, or selling GA-EPO and that the court award Amgen monetary damages.

    In November 1997, TKT and HMRI filed a Motion for Summary Judgment. On the same date, Amgen filed a Motion for Summary Judgment of Infringement. TKT and HMRI opposed that motion, stating that there had been no infringement.

    In April 1998, the U.S. District Court granted TKT and HMRI's Motion for Summary Judgment and denied Amgen's Motion for Summary Judgment on the ground that all of TKT and HMRI's GA-EPO related activities to date had been solely for uses reasonably related to the production of information for submission to the FDA for regulatory approval and, under the Waxman-Hatch Act, do not constitute acts of patent infringement. The Court ordered Amgen's remaining claim for declaratory judgment of future infringement administratively closed, to be reopened upon motion of either party for good cause shown. The Court also stated that the issuance by the FDA of a product license presumably would show good cause to reopen that claim. Finally, the Court stated that, should the case be reopened and should Amgen seek preliminary equitable relief, the Court will combine the hearing on a preliminary injunction with trial on the merits. The Company expects that the case will be reopened.

    Should the case be reopened, the Company can provide no assurance as to the outcome of the litigation. A decision by the court in Amgen's favor, including the issuance of an injunction against the making, use or sale of GA-EPO by the Company and HMRI in the United States, or any other conclusion of such litigation in a manner adverse to the Company and HMRI, would have a material adverse effect on the Company's business, financial condition, and results of operations.

    There can be no assurance that the Company will not in the future become subject, in the United States or any other country, to additional patent infringement claims, interferences and other litigation involving patents, or any patents that may issue on any pending patent applications, including Amgen patent applications.

    The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference proceedings could result in substantial expense to the Company or its corporate partner and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation to which the Company may become a


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party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although a number of patent and intellectual property disputes in the biotechnology area have been settled through licensing or similar arrangements, costs associated with any such arrangement may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company or its corporate partner or would be available on acceptable terms. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company or its corporate partner from manufacturing and selling some or all of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

    With respect to gene therapy technology, the Company requested, and the U.S. Patent and Trademark Office (the "PTO"), declared in January 1996, an interference regarding a third party's issued patent with broad claims to ex vivo gene therapy. The participants in the interference are TKT, Genetic Therapy, Inc. (a wholly-owned subsidiary of Novartis AG), Syntex (U.S.A.) (a wholly-owned subsidiary of Roche Holdings, Inc.), and Somatix. Somatix subsequently merged into Cell Genesys, Inc. With the possible exception of the patent involved in the interference, the Company believes its Transkaryotic Therapy technology does not infringe on patents issued to date. The PTO proceeding will determine the patentability of the subject matter of the interference and which of the parties first developed this subject matter. The process to resolve the interference can take many years. The outcome of interferences can be quite variable: for example, none of the four parties may receive the desired claims, one party may prevail, or a settlement involving two or more of the parties may be reached. There can be no assurance that TKT will prevail in this interference or that, even if it does prevail, that the Company can meaningfully protect its proprietary position. In the event TKT does not prevail in the interference, a January 1997 Federal Trade Commission (the "FTC") decision may then be relevant. The FTC entered a consent order to resolve anticompetitive concerns raised by the merger of Ciba-Geigy Limited and Sandoz Limited into the newly formed Novartis AG. As part of the consent order, the constituent entities of Novartis will be required to provide all gene therapy researchers and developers with non-exclusive licenses to the patent upon which Novartis is involved in the interference. The Company has entered into an agreement with Somatix under which the Company's ability to market its non-viral gene therapy products will not be affected should Somatix win the interference.

    Should any of its competitors have filed additional patent applications in the U.S. that claim technology also invented by the Company, the Company may have to participate in additional interference proceedings declared by the PTO, all of which could result in substantial cost to the Company to determine its rights or potential loss of rights.